UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATURE’S CALL BRANDS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

63902J105
(CUSIP Number)

copy to:
Bernard Pinsky
Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3H1
Tel: 604.687.5700 Fax: 604.687.6314

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	63902J105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robbie Manis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,000,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
6,000,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 66.3% based on 9,050,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Schedule 13D is being filed on behalf of Robbie Manis relating to the shares of common stock of Nature’s Call Brands, Inc., a corporation existing under the laws of the State of Nevada
(the “Issuer”).

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 346 Lazard Avenue, Mount Royal, Quebec, Canada  H3R 1P3.

Item 2.  Identity and Background

(a)	Robbie Manis.

(b)	346 Lazard Avenue, Mount Royal, Quebec, Canada H3R 1P3.

(c)	Mr. Manis is a businessman.

(d)	During the last five years, Mr. Manis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
During the last five years, Mr. Manis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Manis is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Considerations

Robbie Manis acquired 6,000,000 shares of common stock as of September 3, 2010 for the total purchase price of US$60,000, which was paid in cash. The transaction was effected pursuant to an Affiliate Stock Purchase Agreement dated September 3, 2010 among Robbie Manis, Adrian Burenta, Inga Cebanu and Pavel Krykov.

Mr. Manis used his personal funds to acquire these shares.

Item 4.  Purpose of Transaction

Mr. Manis acquired the shares of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Current directors of the Company other than Mr. Manis have indicated that they will resign as directors shortly. Otherwise, Mr. Manis does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer, or the disposition of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiary; a sale or transfer of a material amount of assets of the Issuer or its subsidiary; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above. However Mr. Manis is considering possible acquisitions by the Company and is reviewing various proposals and businesses.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Manis is 6,000,000 shares, or approximately 66.3% of the Issuer, based on 9,050,000 shares of common stock outstanding as of the date of this statement.

Mr. Manis has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 6,000,000 shares of common stock of the Issuer.

Mr. Manis has not effected any transaction in the shares of common stock of the Issuer during the past sixty days.

No person, other than Mr. Manis, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,000,000 shares of common stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Manis and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
10.1.	Affiliate Stock Purchase Agreement dated September 3, 2010 among Robbie Manis, Adrian Burenta, Inga Cebanu and Pavel Krykov.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2010
Date

/s/ Robbie Manis
Signature

Robbie Manis
Name/Title